SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q2 ’15 Earnings Results

I. Performance in Q2 2015 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q2 15	Q1 15	Q2 14	QoQ	YoY
Quarterly Results
Revenues	6,708	7,022	5,979	-4.5%	12.2%
Operating Income	488	744	163	-34.4%	199.3%
Income before Tax	507	624	293	-18.7%	73.1%
Net Income	363	476	256	-23.8%	41.6%

•	Any discrepancies in the table between the totals and the sums of the amounts are due to rounding

II. IR Event of Q2 2015 Earnings Results

1.	Provider of Information:	IR Team

2.	Participants:	Investors, Securities analysts, etc.

3.	Purpose:	To present Q2 15 Earnings Results of LG Display

4.	Date & Time:	16:00 (KST) on July 23, 2015 in Korean
10:30 (KST) on July 24, 2015 in English

5.	Venue & Method: 1)	Earnings release conference in Korean:

- Auditorium, B1 floor, LG Twin Towers(East Tower)
128, Youngdungpo-gu, Seoul

	2)	Conference call in English:

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6.	Contact Information

	1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

	2)	Main Contact for Disclosure-related Matters:

Jeehae Choi, Senior Manager, IR Team (82-2-3777-0787)

David Kim, Manager, IR Team (82-2-3777-2387)

	3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q2 15 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q2 15 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:    Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Second Quarter 2015 Results

SEOUL, Korea (July 23, 2015) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2015.

•	Revenue in the second quarter of 2015 decreased by 4% to KRW 6,708 billion from KRW 7,022 billion in the first quarter of 2015 and increased by 12% from KRW 5,979 billion in the second quarter of 2014.

•	Operating profit in the second quarter of 2015 recorded KRW 488 billion, a quarter-on-quarter decrease of 34% from an operating profit of KRW 744 billion, and a year-on-year increase of 199% from the operating profit of KRW 163 billion in the second quarter of 2014.

•	EBITDA in the second quarter of 2015 was KRW 1,347 billion, compared with EBITDA of KRW 1,595 billion in the first quarter of 2015 and with EBITDA of KRW 1,008 billion in the second quarter of 2014.

•	Net income in the second quarter of 2015 amounted to KRW 363 billion, a quarter-on-quarter decrease of 24% from KRW 476 billion in the first quarter of 2015, and a year-on-year increase of 42% from KRW 256 billion in the second quarter of 2014.

LG Display announced today its thirteenth straight quarterly operating profit at KRW 488 billion and quarterly revenue of KRW 6,708 billion as a result of its differentiated product strategy despite a global decrease in consumption.

Despite customers adjusting their orders because of economic uncertainties, LG Display was able to report its thirteenth straight quarterly operating profit due to a continued trend towards large sized displays and an expanded customer base driven by Advanced In-Cell Touch (AIT) technology in the small to medium product segment. However, revenue declined by 4% and operating profit by 34% on a quarter-on-quarter basis because of a decline in panel prices that reflected weak demand in IT product segments.

TFT-LCD panels for TVs accounted for 40% of revenue in the second quarter of 2015, mobile device panels for 28%, tablet PCs and notebook PCs 16%, and monitors 16%.

LG Display will increase the production of premium products such as Ultra HD, Advanced In-Cell Touch (AIT), and large-sized display segments, while conducting full-scale efforts to expand the OLED market and customer base. Further, the company plans to improve its cost competitiveness by converting an existing LCD line to OLED line during the second half of the year and engaging in proactive marketing activities for large size OLED to expand the market and improve OLED recognition.

The company will also offer an increased range of the OLED product line-up based on different sizes and resolutions that satisfy customer needs, including investments in the next generation flexible OLED display, as it continues to lead the global display market.

With 78% in the liability-to-equity ratio, 144% in the current ratio, and 11% in the net debt-to-equity ratio as of June 30, 2015, the financial structure of the company remains stable.

Outlook

The following forecast is based on information as of July 23, 2015. The Company does not expect to update its estimates until the next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

Mr. Don Kim, CFO of LG Display said “Total net display area shipments in the third quarter are expected to remain flat compared to the second quarter. Panel prices in the third quarter are expected to continue on a downturn trend, although price fluctuations are expected to vary among panel makers because there will be differences in panel demand based on product segment and sizes. We will implement a flexible production operation and utilization adjustment strategy based on market situations.”

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on July 23, 2015 at 4:00 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Tower, Yeouido, Seoul, Korea. An English language conference call will follow on July 24, 2015 at 10:30 a.m. Korea Standard Time. (9:30 p.m. EST, 2:30 a.m. GMT) The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109571#. Please receive your personal pin code prior to the conference call at http://pin.teletogether.com/eng; please key in 9999 on the main page to receive a personal pin code.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies including thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs, and flexible displays. The company manufactures and provides TFT-LCD panels in a broad range of sizes and specifications for use in TVs, monitors, notebook PCs, and various other applications including mobile devices and tablets. LG Display currently operates fabrication facilities in Korea and China, and back-end assembly facilities in Korea, China and Poland. The company has a total of 53,000 employees operating worldwide. Please visit www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

HeeYeon Kim, Head of Investor Relations
Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:

Bang-Soo Lee, Head of Business Support Gr.	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1353
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd. (Registrant)

Date: July 23, 2015	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President